Exhibit 99.7

NICE’s New Banking Module Selected by Bank Mizrahi Tefahot
to Secure its Branches and ATMs for Ensuring Regulatory
Compliance

New NICE solution enables Bank Mizrahi Tefahot to detect ATM fraud, improve claim settlement and enhance the physical security by capturing video recordings inside branches and from ATMs

Ra’anana, Israel, April 30, 2012, NICE (NASDAQ: NICE), announced today that Israeli bank, Bank Mizrahi Tefahot, selected the new NiceVision banking solution to secure its branches and ATM systems located throughout Israel. The new NiceVision banking solution captures video recordings inside branches and from ATMs for fraud detection and claim settlement, and allows for easy access and retrieval of video evidence; supporting compliance with law enforcement requirements.

The NICE banking solution includes new capturing devices tailored for ATMs and branches. It also features an innovative multi-site management dashboard for quick and efficient view of the status of video surveillance systems of all bank branches, enabling at-a-glance-detection of malfunctions and security alerts. Additionally, smart ATM integration enables banks to quickly and easily pinpoint ATM video footage for investigations, querying transaction IDs, locations or other ATM data.

“After extensive evaluations of different vendors, we are very confident about choosing NICE to enhance security at our branches and ATMs. We are proud to be the first bank in Israel to implement the new NICE security banking module. The cost effective recording platform together with cutting edge control room applications, created a unique solution, which perfectly complies with our internal regulations and national law enforcement requirements,” said Rita Rubinstein Member of the Board of Management and Vice President at Mizrahi Tefahot Bank.

“We are honored to be selected by Bank Mizrahi Tefahot for its nationwide surveillance systems replacement. The combination of NICE’s cutting edge technology and low total cost of ownership (TCO) was a key factor for the project’s success. This new banking solution is part of our extensive offering to the financial institutions,” said Guy Yaniv, General Manager, Surveillance Solutions Division, at NICE.

NICE’s Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About Mizrahi Tefahot
Mizrahi Tefahot is Israel's fourth largest bank by assets and offers a complete range of international, commercial, domestic and personal banking services. Total assets as of September 30, 2011 totaled USD 39.57 billion,

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Yaniv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.